FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

April 28, 2004

Commission File Number 000-30838

InfoVista S.A.

(Translation of registrant’s name into English)

6, rue de la Terre de Feu

91940 Les Ulis, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒      Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  InfoVista Semi-Annual Financial Results for the period ending December 31 2003

Semi-Annual Report

December 31, 2003

InfoVista

Item 1. Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except for share and per share data)

		Six months ended December 31,
		2003	2002

Revenues
License revenues		€6,492	€7,105
Service revenues		6,264	5,996
Total revenues	(Note 2)	12,756	13,101

Cost of revenues
Cost of licenses		447	539
Cost of services		2,934	3,189
Total cost of revenues		3,381	3,728
Gross profit		9,375	9,373

Operating expenses
Sales and marketing expenses		6,679	8,355

Research and development expenses		2,895	3,315

General and administrative expenses		2,137	2,787

Stock compensation expenses		0	34
Restructuring costs	(Note 6)	2,496	1,590
Amortization of intangible assets		190	190
Total operating expenses		14,397	16,271
Operating loss		(5,022)	(6,898)

Other income (expense)
Interest income		351	732
Net foreign currency transaction losses		(133)	(84)
Loss on disposal and impairment of fixed assets		(494)	(108)
Loss before income taxes		(5,298)	(6,358)

Income tax (expense) benefit		(37)	50
Net loss		€(5,335)	€(6,308)
Basic and diluted loss per share		€(0.30)	€(0.33)
Basic and diluted weighted average shares outstanding		18,047,952	19,368,904

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

		As of
		December 31, 2003	June 30, 2003

ASSETS

Cash and cash equivalents	(Note 4)	€30,798	€37,900
Marketable securities		5,867	5,850
Trade receivables, net of allowance of € 554 and € 460, respectively		6,477	5,259
Prepaid expenses and other current assets		1,575	2,616
Total current assets		44,717	51,625

Fixed assets, net	(Note 2)	2,587	3,549
Licensed technology and advances, net		965	1,086
Investment in affiliate		1,027	937
Deposits and other assets		1,337	1,236
Total non-current assets		5,916	6,808
Total assets		€50,633	€58,433

LIABILITIES & STOCKHOLDERS’ EQUITY

Trade payables		€2,344	€3,347
Accrued salaries and commissions		1,763	1,772
Accrued social security and other payroll taxes		751	680
Deferred revenue		3,212	4,294
Accrued VAT		701	1,042
Accrued restructuring charges	(Note 6)	380	62
Other current liabilities		390	747
Total current liabilities		9,541	11,944

Other long term liabilities		58	71
Total non-current liabilities		58	71

Stockholders’ equity

Common stock		10,166	10,153
Capital in excess of par value of stock		84,767	84,716
Accumulated deficit		(51,444)	(46,109)
Unrealized losses on available for sale securities		(134)	(150)
Cumulative translation adjustment		(1,313)	(1,138)
Less common stock in treasury		(1,008)	(1,054)
Total stockholders’ equity		41,034	46,418
Total liabilities and stockholders’ equity		€50,633	€58,433

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

(In thousands, except for share and per share data)

	Number of ordinary shares	Number of treasury shares	Common stock	Treasury stock	Capital in excess of par value of stock	Accumulated other comprehensive loss	Deferred compensation	Total
Balance, June 30, 2002	19,866,560	6,753	€10,728	€(72)	€85,839	€(35,839)	€(38)	€60,618

Exercise of stock options	16,250		9		10			19
Subscription of warrants					3			3
Stock compensation expense							38	38
Purchase of treasury stock		1,938,054		(2,912)				(2,912)
Common stock issued from treasury		(100,000)		193	17			210
Cancellation of treasury stock	(1,080,173)	(1,080,173)	(584)	1,737	(1,153)			0
Components of comprehensive loss:
Net loss						(11,525)		(11,525)
Currency translation adjustment						(370)		(370)
Unrealized losses on available for sale securities						337		337
Comprehensive loss								(11,558)

Balance, June 30, 2003	18,802,637	764,634	€10,153	€(1,054)	€84,716	€(47,397)	€0	€46,418
Exercise of stock options	22,625		13		28			41
Purchase of treasury stock		820		(2)				(2)
Common stock issued from treasury		(30,000)		48	23			71
Components of comprehensive loss:
Net loss						(5,335)		(5,335)
Unrealized losses on available for sale securities						16		16
Currency translation adjustment						(175)		(175)
Comprehensive loss								(5,494)
Balance, December 31, 2003	18,825,262	735,454	€10,166	€(1,008)	€84,767	€(52,891)	€0	€41,034

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands, except for share and per share data)

	Six months ended December 31,
	2003	2002
Cash flows from operating activities
Net loss	€(5,335)	€(6,308)
Adjustments to reconcile net loss to net cash used by operating activities
Depreciation	555	671
Loss on disposal of fixed assets	494	106
Amortization of intangible assets	190	190
Amortization of licensed technologies and royalties advances	121	121
Stock compensation expense	—	34
Provision for bad debt	6	132
Changes in operating assets and liabilities
Trade receivables	(1,428)	1,173
Prepaid expenses and other current assets	1,014	545
Deposits and other assets	(347)	82
Trade payable	(962)	(1,788)
Accrued expenses	(239)	238
Deferred revenues	(946)	705
Other current liabilities	36	59
Other long term liabilities	24	10
Net cash used by operating activities	(6,817)	(4,030)

Cash flows from investing activities
Purchase of fixed assets	(136)	(588)
Purchase of an investment in affiliate	(90)	—
Net cash used by investing activities	(226)	(588)

Cash flows from financing activities
Payments of debt	—	(305)
Proceeds from exercise of stock options	41	20
Purchase of treasury stock	(2)	(1,822)
Proceeds from issuance of treasury stock	71	210
Net cash provided (used) by financing activities	110	(1,897)

Net change in cash	(6,933)	(6,515)
Effects of exchange rate changes	(169)	(60)
Decrease in cash and cash equivalents	€(7,102)	€(6,575)

Cash and cash equivalents at beginning of period	€37,900	€50,226
Cash and cash equivalents at end of period	€30,798	€43,651

The accompanying notes are an integral part of the consolidated financial statements.

NOTE TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except for share and per share data)

1 – SIGNIFICANT ACCOUNTING POLICIES

Description of business

InfoVista SA and its subsidiaries (the “Company”) design and develop software, which monitors, analyses, and reports on the performance and quality of service of information technology (“IT”) infrastructure, including networks, servers and applications. In addition, the Company provides service support for the installation, implementation, training and maintenance of its products. The Company products are part of the software market segment known as Service Level Management (“SLM”).  The Company markets its products to telecommunication companies, Internet Service Providers (“ISPs”) and large enterprises. The Company maintains its headquarters in Les Ulis (outside Paris), France with subsidiaries located in Europe, Americas and Asia.

Principles of consolidation and basis of presentation

The consolidated financial statements of the Company are unaudited (except the balance sheet information as of June 30, 2003 which has been derived from audited financial statements) and have been prepared in accordance with accounting principles generally accepted in the United States of America, under the same accounting policies used for the 2003 annual financial statements. Certain prior year amounts have been reclassified to conform to the current year presentation.

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. The interim consolidated financial statements, in the opinion of management, reflect all adjustments necessary for a fair statement of the statements of operations for the interim periods ended December 31, 2003 and 2002.

The results of operations for the interim periods are not necessarily indicative of the results of operations expected for the entire fiscal year. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended June 30, 2003, which are contained in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on October 23, 2003.

2 – SEGMENT INFORMATION

Reportable segments

For management purposes, the Company is currently organized on the following basis: (1) it operates in a single business segment, software sales and related services and (2) its operations focus on three geographical areas, Europe, Americas and Asia-Pacific, where its eight operating entities are located.

The Company’s chief operating decision-maker, as defined in Statement of Financial Accounting Standards (“SFAS”) 131, “Disclosures about Segments of an Enterprise and Related Information,” and its Board of Directors, reviews the operating results on the basis of the organization as described above.

Geographic areas

The following tables present revenue by country based on country of invoice and long-lived assets by country based on the location of assets:

Revenue analysis

	Six months ended December 31,
	2003	2002
Europe
France	€2,020	€2,418
Others	4,929	4,267
Total	6,949	6,685

Asia-Pacific	4,451	1,633

Americas	1,356	4,783
Total sales	€12,756	€13,101

Carrying amount of long-lived assets

Long-lived assets reflect net fixed assets.

	As of December 31, 2003	As of June 30, 2003
Europe
France	€1,878	€2,258
Others	149	166
Total	2,027	2,424

Asia-Pacific	90	1,025

Americas	470	100
Total carrying amount of long-lived assets	€2,587	€3,549

Information about major customers

No customer individually accounted for more than 10% of consolidated net revenues for the six month ended December 31, 2003 and 2002.

3 – FACTORING OF ACCOUNTS RECEIVABLE

During the six months ended December 31, 2003, the Company entered into an agreement with a third party bank in Spain to sell without recourse accounts receivables amounting to € 514, which reduced its accounts receivable balance by € 514 as of Decembre 31, 2003.  As of December 31, 2003, the Company also recorded a receivable in other current assets for € 51 for a retainer that the third party bank shall pay to the Company, upon receipt of cash from our customer.

4 – CASH AND CASH EQUIVALENTS

As of December 31, 2003 and June 30, 2003, the cash and cash equivalents of the Company were as follows:

	As of December 31, 2003	As of June 30, 2003
Cash	€3,299	€4,779

Short-term deposits	27,499	33,121

Total cash and cash equivalents	€30,798	€37,900

The cash equivalents are highly liquid investments with an original maturity date of three months or less. As of December 31, 2003 and June 30, 2003, unrealized gains relating to short-term deposits were immaterial.

5 – STOCK OPTIONS

The Company has adopted three separate stock option plans giving the right to subscribe for new shares (the “1999 Plan”, the “2000 Plan” and the “2001 Plan”) and one plan giving the right to purchase existing shares (the “2003 Plan”), pursuant to which stock options may be granted to officers and employees of the Company to purchase a specified number of shares at a price determined by the Board of Directors.

A summary of the status of the Company’s options under the stock option plans is as follows:

	Options to subscribe for new shares		Options to purchase existing shares
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Balance as of June 30, 2003	2,783,393	€3.17	0	€—

Granted	653,630	2.15	295,180	2.15
Canceled	(590,769)	(2.82)	(1,500)	(2.15)
Exercised	(22,625)	(1.77)	—	—
Balance as of December 31, 2003	2,823,629	€3.01	293,680	€2.15

As of December 31, 2003, the Company had 764,253 options available to grant, giving the right to subscribe for new shares and 6,320 options giving the right to purchase existing shares.

6 – RESTRUCTURING CHARGES

	Six months ended December 31,
	2003	2002

Reduction in its workforce	€795	€1,514
Office rationalization	1,701	76
Total restructuring charges	€2,496	€1,590

During the first half of fiscal year 2004 and 2003, the Company adopted a restructuring plan to effect a reduction in its worldwide workforce as part of its ongoing measures to better align operating expenses with revenues. As of December 31, 2003 and June 30, 2003, unpaid restructuring charges amounted to  € 380 and € 62, respectively. Remaining cash expenditures relating to unpaid restructuring costs as of December 31, 2003 will be substantially paid before the end of fiscal year 2004.

7 – SUBSEQUENT EVENT

Stock options grants

On February 16, 2004, the Board of Directors granted to officers and employees of the Company 490,900 options to subscribe for shares under the terms of two stock option plans, the “1999 Plan” and the “2001 Plan”. Each option will give the right to subscribe for one share at the price of  € 3.94 per share, which was equal to the fair market value on the date of grant.

Treasury Stock

In March 2004, in accordance with the Company’s treasury stock purchase program that was authorized by the annual Shareholder’s meeting on December 15, 2003, the Company repurchased 1,100,000 shares for an aggregate amount of € 4,308 from one of its largest shareholders, Société Centrale d’Investissements. After this repurchase, the Company held 1,835,454 shares in treasury stock.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The statements in this semi-annual report that are not descriptions of historical facts may be forward-looking statements that are subject to risks and uncertainties. These include statements related to the development and commercialization of products, the benefits to be derived from our current and future strategic alliances, and our estimates regarding future revenue, profitability, and capital requirements, all of which are prospective. Such statements are only predictions and reflect our expectations and assumptions as of the date of this report based on currently available operating, financial, and competitive information. The actual events or results may differ materially from those projected in such forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of factors, including those identified below and in our other publicly available documents. These forward-looking statements speak only as of the date of this report. We expressly disclaim any intent or obligation to update any of these forward-looking statements after the filing of this semi-annual report to reflect actual results, changes in our expectations, or otherwise.

The following information should be read in conjunction with the consolidated financial statements and the notes thereto included in Item 1 of this semi-annual report. We also urge readers to review and consider our disclosures describing various factors that affect our business in our Annual Report on Form 20-F for the year ended June 30, 2003, including the disclosures under the captions “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors Related to Our Business”, as well as the audited financial statements and notes thereto contained in such report.

Six months ended December 31, 2003 and 2002

Revenues

Total revenues were € 12.8 million for the six months ended December 31, 2003, which represents a slight decrease of € 0.3 million or 0.2% over the corresponding prior period.

License revenues were € 6.5 million and € 7.1 million for the six months ended December 31, 2003 and 2002, respectively. The decrease in license revenues was primarily due to the continued decline of the US and Singaporean dollar against the euro, which impacts our Americas and Asia-Pacific regional revenues.  On a constant exchange rate basis between 2003 and 2002, license revenues for the six months ended December 31, 2003 would have been € 7.0 million. We anticipate license revenues to increase steadily for the remainder of the fiscal year so long as the US dollar does not significantly fluctuate against the euro.

Service revenues, including maintenance, training, and professional services, were € 6.3 million and € 6.0 million for the six months ended December 31, 2003 and 2002, respectively. This increase was due to the rise of maintenance revenues, which resulted from the growth in our customer install base, net of the decrease from the continued decline of the US and Singaporean dollar against the euro. On a constant exchange rate basis between 2003 and 2002, service revenues for the six months ended December 31, 2003 would have been € 6.7 million. We anticipate service revenues to increase slightly for the remainder of the fiscal year, so long as the US dollar does not significantly fluctuate against the euro.

Cost of Revenues

Cost of revenues were € 3.4 million and € 3.7 million for the six months ended December 31, 2003 and 2002, respectively, representing a decrease of 8.1%.

Cost of license revenues consist primarily of license fees paid to third party software vendors whose software is embedded in our products and, to a lesser extent, the costs of software packaging, documentation and shipping. Cost of license revenues, as a percentage of license revenues, were 6.9% and 7.5% for the six months ended December 31, 2003 and 2002, respectively. This percentage decrease was mainly due to lower costs related to certain third party products that are embedded into our Vista Plug-in for Application / Server Analysis. We anticipate that cost of license revenues as a percentage of license revenues shall slightly decrease for the remainder of the fiscal year.

Cost of service revenues consist primarily of salaries and related benefits, employee travel costs, third party subcontract fees and related facility expenses. Cost of service revenues, as a percentage of service revenues, were 46.9%, and 53.2% for the six months ended December 31, 2003 and 2002, respectively. The percentage decrease was primarily due to higher maintenance revenues for the six months ended December 31, 2003, which typically carry less cost of services, and a significant improvement of our professional services margin between 2003 and 2002. Headcount in customer services as of December 31, 2003 and 2002 was 43 and 48 employees, respectively. We anticipate that cost of services, as a percentage of service revenues shall remain relatively flat for the remainder of the fiscal year.

Sales and Marketing Expenses

Sales and marketing expenses primarily consist of salaries, commissions to sales personnel and agents, employee travel costs, advertising, promotional activities and related facility expenses. Sales and marketing expenses were € 6.7 million and € 8.4 million for the six months ended December 31, 2003 and 2002, respectively. Sales and marketing expenses decreased primarily from the reduction of the European sales force, along with the favorable impact from the decline of the US dollar of € 0.5 million. Headcount in sales and marketing as of December 31, 2003 and 2002 was 69 and 71 employees, respectively. We anticipate sales and marketing expenses to increase throughout the remainder of the fiscal year.

Research and Development Expenses

Research and development expenses primarily consist of personnel costs associated with software product development, outsourced research and development and related facility expenses. Research and development expenses were € 2.9 million and € 3.3 million for the six months ended December 31, 2003 and 2002. Research and development expenses decreased primarily due to no purchases in 2003 of in-process technologies that were expensed during the six months ended December 31, 2002 for € 0.2 million. In addition, we decreased the use of product development subcontractors and experienced a favorable settlement in a former employee lawsuit that led to a total amount of € 0.2 million of less expenses for the six months ended December 31, 2003. Headcount in research and development as of December 31, 2003 and 2002 was 56 and 49 employees, respectively. We anticipate research and development expenses to moderately increase for the remainder of the fiscal year.

General and Administrative Expenses

General and administrative expenses primarily consist of salaries and related facility costs for financial, administrative and management personnel, professional fees for accounting and legal services, insurance costs and allowances for doubtful accounts. General and administrative expenses were € 2.1 million and € 2.8 million for the six months ended December 31, 2003 and 2002, respectively. The decrease was primarily due to the reduction in general and administrative personnel, along with less professional fees and bad debt for a total amount of € 0.2 million. Headcount in general and administration as of December 31, 2003 and 2002 was 21 and 29, respectively. We anticipate general and administrative expenses to remain flat or slightly increase during the remainder of the fiscal year.

Restructuring costs

Restructuring costs were € 2.5 million and € 1.6 million for the six months ended December 31, 2003 and 2002, respectively. These restructuring costs related to the continued optimization of our office space in our American and German regions, along with the severance costs for certain employee terminations that are located in both Europe and Americas.

Other Income (Expense)

Other income (expense) was (€ 0.3 million) and € 0.5 million for the six months ended December 31, 2003 and 2002, respectively. The decrease was mainly due to less interest income earned on short-term deposits due to the drop in the effective interest rates along with the decrease in our cash balances and the increase of € 0.4 million in the loss on disposal and impairment of fixed assets, that resulted from the above mentioned optimization of our office space.

Liquidity and Capital Resources

Cash, cash equivalents, and marketable securities totaled € 36.7 million as of December 31, 2003, a decrease of € 7.1 million from June 30, 2003. Net cash used by operating activities for the six months ended December 31, 2003 and 2002, were € 6.8 million and € 4.0 million, respectively. This increase in net cash used by operating activities primarily resulted from higher cash receipts during the six months ended December 31, 2002, despite the higher net losses in 2002.

Cash used by investing activities totaled € 0.2 million and € 0.6 million for the six months ended December 31, 2003 and 2002, respectively. Investing activities during the six months ended December 31, 2003 and 2002 primarily consisted of the purchase of software and computer equipment.  In addition, we made a supplemental investment in Network Physics of € 0.1 million during the six months ended December 31, 2003.

Cash (generated) used by financing activities totaled (€ 0.1 million) and € 1.9 million for the six months ended December 31, 2003 and 2002, respectively. Financing activities used a significant amount of cash during the six months ended December 31, 2002 for the stock buyback program, while the small amount of cash generated during the six months ended December 31, 2003 primarily resulted from the exercise of stock options.

Management believes that cash from operations together with existing cash, cash equivalents, and marketable equitable securities will be sufficient to meet the company’s cash requirements through at least the next 12 months. From time to time, in the ordinary course of business, we evaluate potential acquisitions of such businesses, products or technologies.

Period-to-Period variability

Our business has experienced and may continue to experience significant seasonality. Sales of our products and services in Europe and certain other parts of the world are typically adversely affected in the quarter ending September 30, as many clients reduce their business activities during the summer months. In addition, the typical timing of budget and investment spending at our clients for the quarter ending March 31 has historically experienced an adverse seasonal effect. We believe that these trends are likely to continue to result in significant seasonal fluctuations in our quarterly results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, InfoVista S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InfoVista S.A.

Date: April 28th, 2004	By	:	/s/ Philippe Ozanian

Name: Philippe Ozanian
Title: Chief Financial Officer